Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

August 6, 2018

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention: Jeffrey Gabor

Erin Jaskot

Re:	Aridis Pharmaceuticals, Inc. Registration Statement on Form S-1 Filed July 18, 2018 File No. 333-226232

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Aridis Pharmaceuticals, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 30, 2018 (“Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Form S-1 Filed July 18, 2018

Implications of Being an Emerging Growth Company, page 5

1.              You disclose on page 6 that “The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.” This disclosure conflicts with your disclosure elsewhere in your filing that you are in fact availing yourself of the deferral and therefore will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. Please revise your disclosures to correct this inconsistency.

August 6, 2018

Response:

The Company has addressed the foregoing comment in the Registration Statement.

If you have any questions relating to any of the foregoing, please contact Jeffrey Fessler of Sheppard Mullin Richter & Hampton LLP at (212) 653-8700.

Very truly yours,

/s/ Jeffrey Fessler

Jeffrey Fessler
for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP